SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2003

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes ____                   No    X

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

This Form 6-K consists of :

          The announcement of resolutions passed at the first meeting of the second session of the supervisory committee, the announcement of resolutions passed at the first meeting of the second session of the board of directors, the announcement of resolutions passed at the first extraordinary general meeting for the year 2003, the notice of annual general meeting for the year 2002 and the notice of closure of register of members, on April 22, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant").

                    CHINA PETROLEUM & CHEMICAL CORPORATION

              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                      Announcement of Resolutions Passed
               at the First Meeting of the Second Session of the
                             Supervisory Committee


The First Meeting of the Second Session of the supervisory committee of China Petroleum & Chemical Corporation ("Sinopec Corp") was held at the Conference Room at the 20th Floor of Sinopec Corp.'s Offices in the afternoon on 22 April 2003. All 12 supervisors of Sinopec Corp. were present at the meeting, and a quorum as set out in the provisions of the Company Law of the People's Republic of China and the Articles of Association of Sinopec Corp. was present. It was resolved at the meeting that Mr. Wang Zuoran was elected as the Chairman of the Second Session of the supervisory committee of Sinopec Corp.


                                   China Petroleum & Chemical Corporation
                                          Supervisory Committee


Beijing, PRC, 22 April 2003

                    CHINA PETROLEUM & CHEMICAL CORPORATION

              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


            Announcement of Resolutions Passed at the First Meeting
                of the Second Session of the Board of Directors


The First Meeting of the Second Session of the Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at the Conference Room at the 20th Floor of Sinopec Corp.'s Offices in the afternoon on 22 April 2003. Out of the 11 directors of Sinopec Corp., 8 directors were present at the meeting. Mr. Cao Xianghong, director, appointed and authorized Mr. Mou Shuling as his attorney, and Mr. Ho Tsu Kwok Charles and Mr. Zhang Youcai, independent directors, appointed and authorized Mr. Chen Tonghai and Mr. Chen Qingtai, respectively, as their respective attorneys and to vote on their behalf at the meeting. A quorum as set out in the provisions of the Articles of Association of Sinopec Corp. was present. The meeting was chaired by Mr. Chen Tonghai.


After consideration, all the directors at the meeting (including all the independent directors) voted unanimously in favour of the following resolutions:


1. It was resolved that Mr. Chen Tonghai was elected as the Chairman, and Mr. Wang Jiming was elected as the Vice-chairman.


2. According to the nomination by the Chairman, it was resolved that Mr. Wang Jiming was appointed as the President of Sinopec Corp.


3. According to the nomination by the President, it was resolved that Messrs. Mou Shuling, Zhang Jiaren, Cao Xianghong and Wang Tianpu were appointed as Senior Vice-presidents of Sinopec Corp.; Messrs. Wang Zhigang, Zhang Jianhua, Cai Xiyou and Li Chunguang were appointed as Vice-presidents of Sinopec Corp. and Mr. Zhang Jiaren was appointed as the Chief Financial Officer of Sinopec Corp. (see appendix for the biographies of Messrs. Wang Tianpu, Wang Zhigang, Zhang Jianhua, Cai Xiyou and Li Chunguang)


4. It was resolved that Mr. Chen Ge was appointed as the secretary to the board of directors of Sinopec Corp. (see appendix for the biography of Mr. Chen Ge)


5. According to the nomination by the Chairman, the board of directors appointed Mr. Wang Jiming and Mr. Chen Ge as authorized representatives for the purposes of The Stock Exchange of Hong Kong Limited; appointed Mr. Wang Jiming and Mr. Chen Ge as authorized representatives under Hong Kong Companies Ordinance; appointed Mr. Shao Jingyang as securities representative for the purposes of Shanghai Stock Exchange. It was agreed that authorization was given to the secretary to the board of directors to deal with issues and execute documents in relation to the above.


6. It was agreed that the annual general meeting for the year 2002 ("Annual General Meeting") would be held on 10 June 2003 and the notice of the Annual General Meeting would be issued to the shareholders.


7. The board of directors of Sinopec Corp. nominated Mr. Liu Genyuan and Mr. Liu Kegu as candidates for directors of the second session of the board of directors, and would submit the nominations to the Annual General Meeting for approval. (see appendix for biographies of Mr. Liu Genyuan and Mr. Liu Kegu as set out in the notice of the Annual General Meeting)


                                                 By Order of the Board
                                                        Chen Ge
                                            Secretary to the Board of Directors

Beijing, PRC, 22 April 2003

Appendix: biographies

Senior Vice-president of Sinopec Corp.

Wang Tianpu , aged 40. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 specializing in fundamental organic chemistry. He then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a professor level senior engineer, and has accumulated relatively extensive experience in production management in the petrochemical industry. From March 1999 to February 2000, he was Vice-president of Qilu Petroleum and Petrochemical Company under China Petrochemical Corporation. From February to September in 2000, he was Vice-president of China Petroleum & Chemical Corporation Qilu branch company. From September 2000 to August 2001, he was President of China Petroleum & Chemical Corporation Qilu branch company. Mr. Wang was appointed as Vice-president of Sinopec Corp. in August 2001.

Vice-presidents of Sinopec Corp.

Wang Zhigang aged 46, Vice-chairman of Shengli Petroleum Management Department of China Petrochemical Corporation. Mr. Wang graduated from East China Petroleum Institute in January 1982 specializing in oil production, and then obtained a master degree from University of Petroleum in June 2000 specializing in oil and gas development engineering. He is a professor level senior engineer. From February 2000 he was Vice-president of Shengli Oil Field Limited Company under Sinopec Corp. From February to June in 2000, he was Vice-president of Shengli Oil Field Limited Company under Sinopec Corp. From June 2000 to December 2001, Mr. Wang served as Director and Managing President of Shengli Oil Field Limited Company under Sinopec Corp. He was appointed Non-executive Vice-chairman of the Committee of Economics and Trade of Ningxia Hui Autonomous Region in October 2001.


Zhang Jianhua , aged 39, President of Shanghai Gaoqiao branch company under Sinopec Corp. Mr. Zhang graduated from East China Chemistry and Engineering Institute in July 1986 specializing in petroleum refinery, and then obtained a master degree from East China University of Science and Technology specializing in chemical engineering. He is a professor level senior engineer. In April 1999 Mr. Zhang was appointed Vice-president of Shanghai Gaoqiao Petrochemical Company under China Petrochemical Corporation. From February to September in 2000, he was Vice-president of Shanghai Gaoqiao branch company under Sinopec Corp. Mr. Zhang has been President of Shanghai Gaoqiao branch company under Sinopec Corp. since September 2000.


Cai Xiyou, aged 41, Director and Managing President of China International Petrochemical United Limited Company. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 specializing in petroleum refinery automation, and then obtained an MBA degree from China Industry and Science Dalian Training Center. He is a senior economist. From June 1995 to May 1996, Mr. Cai was Vice-president of Jinzhou Petrochemical Company under China Petrochemical Corporation before the industry reorganization. From May 1996 to December 1998, he was Managing Vice-president of Dalian Western Pacific Petrochemical Limited Company. From December 1998 to June 2001, he acted as Vice-president of Sales Company under Sinopec Corp.; and from June to December in 2001, he acted as Managing Vice-president of Sales Company under Sinopec Corp. He has been Director and Managing President of China International Petrochemical United Limited Company since December 2001.


Li Chunguang, aged 47, Director of petroleum sales department of Sinopec Corp. Mr. Li graduated from Heilongjiang Business Institute in January 1982 specializing in petroleum storage and transportation. He is a senior engineer. Mr. Li acted as Vice-president of Sales Company under Sinopec Corp. from October 1995 to June 2001. From June 2001 to December 2001, he was President of Sales Company under Sinopec Corp., and has been Director of petroleum sales department of Sinopec Corp. since December 2001.

Candidate for Secretary to the board of directors of Sinopec Corp.

Chen Ge, aged 41, Director of Sinopec Corp.'s Secretariat to the board of directors. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 specializing in petroleum refinery, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was a Deputy Director of Sinopec Corp.'s Secretariat to the board of directors. Mr. Chen has been the Director of Sinopec Corp.'s Secretariat to the board of directors since December 2001.

                   CHINA PETROLEUM & CHEMICAL CORPORATION

              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


         Announcement of Resolutions Passed at the First Extraordinary
                       General Meeting for the Year 2003


 -----------------------------------------------------------------------------
| Sinopec Corp. and all members of its board of the directors warrant that | | there statements are no material omissions from, or misrepresentations or |
| misleading contained in, this announcement, and severally and jointly       |
| accept fullresponsibility for the authenticity, accuracy and completeness   |
| of theinformation contained in this announcement.                           |
 -----------------------------------------------------------------------------


The First Extraordinary General Meeting for the year 2003 (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at Jing Guang Centre, Hu Jia Lou, Chaoyang District, Beijing, PRC on 22 April 2003 at 9:00 a.m. 11 shareholders and authorized proxies holding an aggregate of 76,635,605,060 shares carrying voting rights of Sinopec Corp., representing 88.39% of the total voting shares of Sinopec Corp., were present at the EGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of Sinopec Corp. The shareholders carefully considered the "Work Review Report of the First Session of the Board of Directors of Sinopec Corp." and the "Work Review Report of the First Session of the Supervisory Committee of Sinopec Corp." After consideration and voting by the shareholders and authorized proxies, the following resolutions were passed at the EGM:


A.       ORDINARY RESOLUTIONS:


1. Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Fan Yifei, Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng, Zhang Youcai and Cao Yaofeng were elected as members of the Second Session of the board of directors of Sinopec Corp. Among them, Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai were elected as independent directors.


         Each of the above resolutions on the elections of directors was passed separately at the EGM.


         The voting results for each of the elected directors are as follows:


         (1) Mr. Chen Tonghai: Mr. Chen Tonghai was elected as a director with 76,625,232,960 shares voting for his election and 871,500 shares voting against his election, representing 99.99886% and 0.00114%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (2) Mr. Wang Jiming: Mr. Wang Jiming was elected as a director with 76,625,161,960 shares voting for his election and 882,500 shares voting against his election, representing 99.99885% and 0.00115%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (3) Mr. Mou Shuling: Mr. Mou Shuling was elected as a director with 76,625,182,960 shares voting for his election and 886,500 shares voting against his election, representing 99.99884% and 0.00116%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (4) Mr. Zhang Jiaren: Mr. Zhang Jiaren was elected as a director with 76,625,196,960 shares voting for his election and 867,500 shares voting against his election, representing 99.99887% and 0.00113%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (5) Mr. Cao Xianghong: Mr. Cao Xianghong was elected as a director with 76,625,251,960 shares voting for his election and 842,500 shares voting against his election, representing 99.99890% and 0.00110%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (6) Mr. Fan Yifei: Mr. Fan Yifei was elected as a director with 76,625,207,960 shares voting for his election and 866,500 shares voting against his election, representing 99.99887% and 0.00113%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (7) Mr. Chen Qingtai: Mr. Chen Qingtai was elected as an independent director with 76,625,206,960 shares voting for his election and 857,500 shares voting against his election, representing 99.99888% and 0.00112%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (8) Mr. Ho Tsu Kwok Charles: Mr. Ho Tsu Kwok Charles was elected as an independent director with 76,625,212,960 shares voting for his election and 861,500 shares voting against his election, representing 99.99888% and 0.00112%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (9) Mr. Shi Wanpeng: Mr. Shi Wanpeng was elected as an independent director with 76,625,200,960 shares voting for his election and 827,500 shares voting against his election, representing 99.99892% and 0.00108%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM;


         (10) Mr. Zhang Youcai: Mr. Zhang Youcai was elected as an independent director with 76,625,181,960 shares voting for his election and 842,500 shares voting against his election, representing 99.99890% and 0.00110%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM; and


         (11) Mr. Cao Yaofeng: Mr. Cao Yaofeng was elected as a director with 76,625,190,960 shares voting for his election and 843,500 shares voting against his election, representing 99.99890% and 0.00110%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM.


         Due to work changes, Mr. Li Yizhong and Mr. Wang Yi proposed to cease to be candidates for Sinopec Corp.'s Second Session directors and did not participate in the election according to Article 95 of the Articles of Association of Sinopec Corp.


         Mr. Li Yizhong, the Chairman, and Mr. Wang Yi, Mr. Zhang Enzhao, Mr. Liu Guoguang and Ms. Huang Min, directors of the First Session of the board of directors, ceased to act as directors of Sinopec Corp. Sinopec Corp. would like to express gratitude for their contribution made to the company during their term of service as directors.


2. Messrs. Wang Zuoran, Zhang Chongqing, Wang Peijun, Wang Xianwen, Zhang Baojian, Kang Xianzhang, Cui Jianmin and Li Yonggui were elected as shareholder representative supervisors of the Second Session of the supervisory committee of Sinopec Corp. Among them, Messrs. Cui Jianmin and Li Yonggui were elected as independent supervisors.


         Each of the above resolutions on the elections of supervisors was passed separately at the EGM.


         The voting results for each of the elected shareholder representative supervisors are as follows:


         (1) Mr. Wang Zuoran: Mr. Wang Zuoran was elected as a supervisor with 76,634,852,560 shares voting for his election and 684,700 shares voting against his election, representing 99.99911% and 0.00089%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present of the EGM;


         (2) Mr. Zhang Chongqing: Mr. Zhang Chongqing was elected as a supervisor with 76,634,887,560 shares voting for his election and 629,700 shares voting against his election, representing 99.99918% and 0.00082%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present of the EGM;


         (3) Mr. Wang Peijun: Mr. Wang Peijun was elected as a supervisor with 76,634,797,560 shares voting for his election and 739,700 shares voting against his election, representing 99.99903% and 0.00097%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present of the EGM;


         (4) Mr. Wang Xianwen: Mr. Wang Xianwen was elected as a supervisor with 76,634,802,560 shares voting for his election and 734,700 shares voting against his election, representing 99.99904% and 0.00096%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present of the EGM;


         (5) Mr. Zhang Baojian: Mr. Zhang Baojian was elected as a supervisor with 76,634,896,560 shares voting for his election and 624,700 shares voting against his election, representing 99.99918% and 0.00082%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present of the EGM;


         (6) Mr. Kang Xianzhang: Mr. Kang Xianzhang was elected as a supervisor with 76,634,780,060 shares voting for his election and 752,200 shares voting against his election, representing 99.99902% and 0.00098%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present of the EGM;


         (7) Mr. Cui Jianmin: Mr. Cui Jianmin was elected as an independent supervisor with 76,634,827,560 shares voting for his election and 679,700 shares voting against his election, representing 99.99911% and 0.00089%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present of the EGM; and


         (8) Mr. Li Yonggui: Mr. Li Yonggui was elected as an independent supervisor with 76,634,812,560 shares voting for his election and 694,700 shares voting against his election, representing 99.99909% and 0.00091%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present of the EGM.


         In addition, Messrs. Su Wensheng, Cui Guoqi, Zhang Xianglin and Zhang Haichao had been democratically elected by the staff and workers of Sinopec Corp. as the supervisors representing staff and workers of the Second Session of the supervisory committee of Sinopec Corp.


         The Chairman, Mr. Yu Qingbo, and the supervisors, Mr. Hou Shaojian and Mr. Jiang Baoxing, of the First Session of the Supervisory Committee ceased to act as supervisors of Sinopec Corp. Sinopec Corp. would like to express gratitude for their contribution made to the company during their term of service as supervisors.


3. The service contracts (including the terms of remunerations) for the directors and supervisors for the Second Session of the board of directors and supervisory committee of Sinopec Corp. were approved.


         The above resolution was passed with 76,606,046,160 shares voting for the resolution and 29,164,100 shares voting against the resolution, representing 99.96194% and 0.03806%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present at the EGM.


4. The secretary to the board of directors of Sinopec Corp. was authorized to deal on behalf of Sinopec Corp. with such relevant application, approval, ratification, registration and filing procedure and other related issues arising from the change of the members of the board of directors and the supervisory committee.


         The above resolution was passed with 76,634,976,360 shares voting for the resolution and 523,700 shares voting against the resolution, representing 99.99932% and 0.00068%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present at the EGM.


B.       SPECIAL RESOLUTIONS:


5. The adoption of the new Articles of Association (including the appendices - the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) of Sinopec Corp. was approved.


         The above resolution was passed with 76,633,740,860 shares voting for the resolution and 1,704,400 shares voting against the resolution, representing 99.99778% and 0.00222%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present at the EGM.


6. The secretary to the board of directors of Sinopec Corp. was authorized to deal on behalf of Sinopec Corp. with such relevant application, approval, ratification, registration and filing procedure and other related issues arising from the above-mentioned adoption of the new Articles of Association (including the making of amendments to the wording of the Articles of Association, including the appendices, in accordance with the requirements of the relevant regulatory authorities).


         The above resolution was passed with 76,634,237,660 shares voting for the resolution and 1,367,400 shares voting against the resolution, representing 99.99822% and 0.00178%, respectively, of the total number of voting shares held (represented) by the shareholders (authorized proxies) present at the EGM.


The independent directors of Sinopec Corp. have given independent opinions regarding the nomination of the candidates for directors and supervisors, and consented to the matters relating to the remunerations of directors and supervisors at the 28th meeting of the first session of the board of directors. Mr. He Fei, PRC lawyer from Haiwen & Partners, attended the EGM and issued a legal opinion that the calling of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the relevant laws and regulations and the Articles of Association of Sinopec Corp., and the resolutions passed at the EGM are lawful and valid.


According to the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on Shanghai Stock Exchange was suspended from 22 April 2003 and will be resumed from 23 April 2003.


                                                By Order of the Board
                                                    Zhang Honglin
                                          Secretary to the Board of Directors

Beijing, PRC, 22 April 2003

                   CHINA PETROLEUM & CHEMICAL CORPORATION

              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


              NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2002


NOTICE IS HEREBY GIVEN that the Annual General Meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2002 will be held at Kempinski Hotel at No. 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on Tuesday, 10 June 2003 at 9:00 a.m. for the following purposes:


         By way of ordinary resolutions:


1. To consider and approve the report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2002.


2. To consider and approve the report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2002.


3. To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2002.


4. To consider and approve Sinopec Corp.'s 2002 profit appropriation plan and the final dividend.


5. To re-appoint Messrs. KPMG Huazhen and KPMG as the PRC and international auditors, respectively, of Sinopec Corp. for the year 2003 and to authorise the Board of Directors to fix their remuneration.


6. To authorise the Board of Directors to decide matters relating to the payment of interim dividends for the year 2003.


7. To elect candidates for directors nominated by the board of directors of Sinopec Corp., Mr Liu Genyuan and Mr Liu Kegu, as additional directors of the Second Session of the board of directors of Sinopec Corp.

Candidates for Sinopec Corp.'s Second Session Directors:


Liu Genyuan, aged 57, Managing Vice-president of China Petrochemical Corporation. Mr. Liu graduated from Shanghai Science and Technology University in July 1968 specializing in radiation chemistry. He is a professor level senior economist and has over 30 years' extensive management experience in China's petroleum and petrochemical industry. In May 1995, he was appointed President of Shanghai Gaoqiao Petrochemical Company under China Petrochemical Corporation before the industry reorganization, and has been Managing Vice-president of China Petrochemical Corporation since July 2001.


Liu Kegu, aged 55, Vice-president of China Development Bank. Mr. Liu graduated from the Renmin University of China in February 1982 specializing in politics and economics. He then obtained a doctorate degree from Northeast Finance University in July 2000 specializing in finance. Mr. Liu was engaged in economic management over a long period of time, and has accumulated extensive experience in macro-economic management. From September 1986 to March 1990, he was Vice-president of Beijing Public Transportation Company. From March 1990 to October 1996, he served as Vice-chairman of Financial Structure and Tax System Reform Bureau, and then as Chairman of Taxation Administration Bureau, of State Ministry of Finance. From October 1996 to May 1999, he was the assistant to President of Liaoning Province; from May 1999 to September 2002, he served as Vice-president of Liaoning Province. Mr. Liu has been Vice-president of China Development Bank since September 2002.


The reports referred to in the resolutions numbered 1 to 3 above are contained in the Annual Report of Sinopec Corp. for the year 2002 (the "Annual Report"), which are available for consideration at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).


The information in relation to the profit appropriation plan referred to in resolution numbered 4 above is contained on page 56 and page 68 of the Annual Report.


                                                         By Order of the Board
                                                                       Chen Ge
                                           Secretary to the Board of Directors
                                               Beijing, the PRC, 22 April 2003


Notes:


1.       Eligibility for attending the Annual General Meeting


Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 12 May 2003 are eligible to attend the Annual General Meeting.


In order to be eligible to attend and vote at the annual general meeting of Sinopec Corp. to be held on Tuesday, 10 June 2003, all transfers accompanied by the relevant share certificates must be lodged with share registrars for H Shares of Sinopec Corp. in Hong Kong, Hong Kong Registrars Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on 9 May 2003.


2.       Proxy


(1) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.


(2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign, or other authorisation document(s) must be notarised.


(3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.


(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.


3.       Registration procedures for attending the Annual General Meeting


(1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.


(2) Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Wednesday, 21 May 2003.


(3) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.



4.       Closure of Register of Members


The register of members of Sinopec Corp. will be closed from Sunday, 11 May 2003 to Tuesday, 10 June 2003 (both days inclusive).


5.       Other Business


(1) The Annual General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.


(2) The address of the Share Registrar for H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:


         Rooms 1901-5, 19th Floor
         Hopewell Centre
         183 Queen's Road East
         Hong Kong


(3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:


         72 Pu Jian Road
         Pudong District
         Shanghai
         PRC


(4) The registered address of Sinopec Corp. is at:


         A6 Huixindong Street
         Chaoyang District
         Beijing 100029
         The People's Republic of China
         Telephone No.: (+86) 10 6499 0060
         Facsimile No.: (+86) 10 6499 0022


6.       Important Proposal


Resolution numbered 7: to elect Mr. Liu Genyuan and Mr. Liu Kegu as additional directors of the Second Session of the board of directors of Sinopec Corp. Shareholders should be reminded that the proposed new Articles of Association of Sinopec Corp. (the "New Articles of Association") have been considered and passed at the first extraordinary general meeting of Sinopec Corp. in the year 2003, which was held on 22 April 2003. However, when this notice is published, the New Articles of Association have yet to be approved by the authorized government departments for them to come into effect. The board of directors is not able to ascertain whether the New Articles of Association will be approved by the authorized government departments on or before the date of the Annual General Meeting. According to Article 103 of the New Articles of Association and Article 57 of its appendix "Rules and Procedures for the Shareholders' General Meetings", if the controlling shareholders of the Sinopec Corp. control 30% or more of the Sinopec Corp.'s shares, the cumulative voting system shall be adopted when voting on the election of directors at a shareholders' general meeting, that is, in electing two or more directors at a shareholders' general meeting, the number of votes attached to each share held by a participating shareholder shall be equal to the number of candidates, in which case the shareholder may cast his votes for one candidate or for several candidates. Accordingly, the resolution to elect directors will adopt one of the two methods, subject to the time when the New Articles of Association will come into effect:


(1) If, on the date when the Annual General Meeting is held, the New Articles of Association have not been approved by the authorized government departments and have not come into effect, then the election of the two candidates for directors will adopt the ordinary voting method according to the provisions of the Articles of Association of Sinopec Corp. which are now in effect.


(2) If, on the date when the Annual General Meeting is held, the New Articles of Association have already been approved by the authorized government departments and have come into effect, and Article 103 of the New Articles of Association and Article 57 of its appendix "Rules and Procedures for the Shareholders' General Meetings" have also come into effect accordingly, then the election of the two candidates for directors will adopt cumulative voting system according to Article 103 of the New Articles of Association and Article 57 of its appendix "Rules and Procedures for the Shareholders' General Meetings".


The board of directors of Sinopec Corp. hereby requires the shareholders' attention: if you appoint a proxy to attend the Annual General Meeting on your behalf, please fill in the form of proxy regarding both voting methods (i.e. the "ordinary voting method" and the "cumulative voting system") for resolution numbered 7, and deliver the form of proxy to the authorized proxy. According to the status of the New Articles of Association on the date when the Annual General Meeting is held, the board of directors of Sinopec Corp., or the chairman of the Annual General Meeting, will decide which of the voting results under the two voting methods will be adopted. If you fill in the voting instruction under only one of the voting methods, the proxy will vote at his discretion regarding the other voting method; if none of the voting instructions under the voting methods have been completed, but you have signed the form of proxy, the proxy will vote at his discretion.

                   CHINA PETROLEUM & CHEMICAL CORPORATION

              (a joint stock limited company incorporated in the People's Republic of China with limited liability)


          REPLY SLIP FOR THE ANNUAL GENERAL MEETING FOR THE YEAR 2002



I(We)1_________________________________________________________________________

of____________________________________________________________________________,

being the holder(s) of (2)_____________________________________________________

H Share(s)/domestic share(s) of RMB 1.00 each in the capital of China Petroleum & Chemical Corporation ("Sinopec Corp.") hereby confirm that I(we) or my proxy wish to attend the annual general meeting of Sinopec Corp. for the year 2002 (the "AGM") to be held at Kempinski Hotel, No. 50 Liangmagiao Road, Chaoyong District, Beijing, PRC at 9:00 a.m on Tuesday, 10 June 2003.


Signature(s):___________________________________________


Date: __________________________________________________


Notes:


1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the registers of members) in block letters.


2.       Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at A6 Huixindong Street, Chaoyang District, Beijing 100029, (Fax no.: (+86)10 6499 0022) such that the same shall be received by Sinopec Corp. on or before Wednesday, 21 May 2003. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

                    CHINA PETROLEUM & CHEMICAL CORPORATION

              (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                   NOTICE OF CLOSURE OF REGISTER OF MEMBERS


 -----------------------------------------------------------------------------
|  The register of members of Sinopec Corp. will be closed from 11 May 2003   |
|  to 10 June 2003 (both days inclusive), during which period no transfer of  |
|  shares will be registered.                                                 |
 -----------------------------------------------------------------------------


         The register of members of China Petroleum & Chemical Corporation ("Sinopec Corp.") will be closed from 11 May 2003 to 10 June 2003 (both days inclusive), during which period no transfer of shares will be registered.


         In order to be eligible to attend and vote at the annual general meeting of Sinopec Corp. to be held on Tuesday, 10 June 2003, all transfers accompanied by the relevant share certificates must be lodged with share registrars for H Shares of Sinopec Corp. in Hong Kong, Hong Kong Registrars Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on 9 May 2003.


                                               By Order of the Board
                                                      Chen Ge
                                           Secretary to the Board of Directors

Beijing, the PRC, 22 April 2003

                                   SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        China Petroleum & Chemical Corporation

                                        By: /s/ Zhang Honglin
                                           -----------------------------------
                                           Name:  Zhang Honglin
                                           Title: Company Secretary

Date: April 22, 2003